UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 4, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – SBD INVESTMENT 10 LLC

On June 4, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,500,000, (the “SBD 10 Senior Loan”). The Borrower, SBD INVESTMENT 10 LLC, a California limited liability company (“SBD 10”), used the loan proceeds to acquire approximately 26,000 square feet of land located at 444 W 5th St, San Pedro, CA 90731 (the “SBD 10 Property”).

SBD 10 is managed by Nate Hobba, the principal of South Bay Developers (the “Sponsor”). Since inception, the Sponsor has completed 14 projects valued at approximately $20 million.

The SBD 10 Property is composed of four parcels, which are currently improved with an asphalt paved parking lot.

On the original closing date of the SBD 10 Senior Loan, SBD 10 was capitalized with approximately $799,000 of equity capital from the Sponsor.

The SBD 10 Senior Loan bears an interest rate of 9.50% per annum, with an amount equal to 9.50% per annum paid current on a monthly basis through the maturity date, June 4, 2020 (the “SBD 10 Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SBD 10 Senior Loan amount, paid directly by SBD 10.

SBD 10 has the ability to extend the SBD 10 Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and SBD 10 will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.50%.

The Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the SBD 10 Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 85.7%. The LTPP ratio is the amount of the SBD 10 Senior Loan divided by the land purchase price. As of its closing date, the SBD 10 Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 85.7%. The LTV ratio is the amount of the SBD 10 Senior Loan divided by the May 2019, third-party appraised value of the SBD 10 Property. There can be no assurance that such value is correct.

The SBD 10 Property is located in San Pedro, CA, approximately 0.5 miles south of Downtown San Pedro and 23 miles south of Downtown Los Angeles. The SBD 10 Property is within close proximity to the new San Pedro Public Market development and the Port of Los Angeles.

As the SBD 10 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 16, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: June 10, 2019